REVERE SECURITIES, LLC

560 Lexington Avenue, 16th Floor

New York, New York 10022

September 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Daniel Crawford

Re: Impact BioMedical Inc.

Registration Statement on Form S-1, as amended

File No. 333-275062

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: Wednesday, September 11, 2024

Requested Time: 4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the underwriters of the proposed initial public offering of Impact BioMedical Inc. (the “Company”), hereby join the Company’s request that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Wednesday, September 11, 2024, or as soon thereafter as possible.

Pursuant to Rule 460 under the Securities Act, we hereby advise that we will distribute as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

REVERE SECURITIES, LLC

By:	/s/ Bill Moreno
Name:	Bill Moreno
Title:	Chairman & CEO